TRANSGLOBE ENERGY CORPORATION ANNOUNCES FOURTH QUARTER AND
YEAR END 2015 FINANCIAL AND OPERATING RESULTS

TSX: “TGL” & NASDAQ: “TGA”

Calgary, Alberta, March 9, 2016 - TransGlobe Energy Corporation (“TransGlobe” or the “Company”) announces its financial and operating results for the three months and year ended December 31, 2015. All dollar values are expressed in United States dollars unless otherwise stated. TransGlobe's Audited Consolidated Financial Statements together with the notes related thereto, as well as TransGlobe's Management's Discussion and Analysis for the years ended December 31, 2015 and 2014, are available on TransGlobe's website at www.trans-globe.com.

2015
●	Production averaged 14,511 barrels of oil per day (“Bopd”) in 2015;
●
Negative funds flow from operations of $8.9 million ($0.12/share diluted) based on average Brent oil pricing of $52.36 in 2015 (had all of the Company's entitlement oil been sold in the period it was produced at average realized pricing in the respective periods, positive funds flow of approximately $15.0 million, or $0.20/share, would have been achieved);

●	Net loss of $105.6 million ($1.44/share diluted), which includes non-cash impairment losses of $85.4 million and a non-cash mark-to-market loss on the convertible debentures of $6.6 million;
●	Collected $95.0 million in Egyptian receivables during the year, reducing the total receivables outstanding at year end to $22.9 million from $117.6 million in 2014;
●	Paid a total of $12.9 million in dividends on the Company's common shares ($0.175/share);
●	Repurchased 3,103,792 common shares under the normal course issuer bid for cash consideration of $12.2 million;
●	Completed the direct sale of three full tanker liftings to third party buyers during the year, effectively removing EGPC from the cash collection cycle and our credit risk profile;
●	Completed the processing and interpretation of the Eastern Desert seismic data, resulting in a prospect list of 22 exploration wells which make up the majority of the 2016 drilling program;
●
Reduced operating costs from $76.5 million in 2014 to $61.8 million in 2015 (inclusive of operating costs capitalized as inventory). This translates into operating costs per produced barrel of $11.67, which represents a 10% decrease from 2014 operating costs per barrel of $12.96;

●	Reduced gross G&A costs, excluding stock-based compensation, to $24.4 million in 2015 (2014 - $31.4 million), representing a 22% decrease from prior year;
●	Ended the year with $126.9 million in cash and cash equivalents; positive working capital of $153.8 million or $90.0 million net of debt (including convertible debentures); and
●	Held 923,106 barrels of entitlement crude production in inventory at year-end 2015.
2016
●	January production of 12,474 Bopd; February production of 12,245 Bopd; estimated first quarter production of 12,000 Bopd;
●	Lifted first cargo, consisting of 544,042 barrels of Eastern Desert crude, on February 7;
●	Second cargo lifting scheduled for April;
●	Suspended quarterly dividend program on March 8, 2016; and
●	Drilling program for 2016 (up to 25 wells) scheduled to commence in March.

A conference call to discuss TransGlobe’s 2015 fourth quarter and year-end results presented in this news release will be held Wednesday, March 9, 2016 at 9:00 AM Mountain Time (11:00 AM Eastern Time) and is accessible to all interested parties by dialing 416-340-2218 or toll free at 866-225-0198. The webcast may be accessed at http://www.gowebcasting.com/7258.

TransGlobe Energy Corporation’s

Annual General and Special Meeting of the Shareholders

Thursday, May 12, 2016 at 3:00 p.m. Mountain Time
Bow River Room located in the
Centennial Place West Conference Centre
3rd Floor, 250 5th Street S.W.
Calgary, Alberta, Canada

FINANCIAL AND OPERATING RESULTS
(US$000s, except per share, price, volume amounts and % change)

	Three Months Ended December 31			Year Ended December 31
Financial	2015	2014	% Change	2015	2014	% Change
Oil revenue	21,460	92,488	(77)	187,665	513,153	(63)
Oil revenue, net of royalties	3,979	52,340	(92)	92,212	274,594	(66)
Derivative gain (loss) on commodity contracts	—	—	—	(688)	—	(100)
Production and operating expense	6,663	19,620	(66)	52,696	76,468	(31)
Selling costs	—	—	—	4,557	—	100
General and administrative expense	3,880	8,299	(53)	21,309	29,866	(29)
Depletion, depreciation and amortization expense	5,515	14,525	(62)	42,875	51,589	(17)
Income taxes	1,312	1,364	(4)	(10,558)	53,226	(120)
Funds flow from operations*	(11,108)	15,932	(170)	(8,902)	120,489	(107)
Basic per share	(0.15)	0.21		(0.12)	1.61
Diluted per share	(0.15)	0.19		(0.12)	1.46
Net earnings	(35,255)	(50,571)	(30)	(105,600)	11,482	(1,020)
Net earnings - diluted	(35,255)	(63,384)	(44)	(105,600)	(1,638)	6,347
Basic per share	(0.49)	(0.67)		(1.44)	0.15
Diluted per share	(0.49)	(0.77)		(1.44)	(0.02)
Capital expenditures	4,877	49,672	(90)	44,902	107,539	(58)
Dividends paid	1,805	3,762	(52)	12,865	18,752	(31)
Dividends paid per share	0.025	0.05	(50)	0.175	0.25	(30)
Working capital	153,835	229,687	(33)	153,835	229,687	(33)
Convertible debentures	63,848	69,093	(8)	63,848	69,093	(8)
Common shares outstanding
Basic (weighted-average)	72,206	75,238	(4)	73,490	74,944	(2)
Diluted (weighted-average)	72,206	82,732	(13)	73,490	82,400	(11)
Total assets	455,500	654,058	(30)	455,500	654,058	(30)
* Funds flow from operations is a measure that represents cash generated from operating activities before changes in non-cash working capital and may not be comparable to measures used by other companies.

Operating
Average production volumes (Bopd)	13,425	15,172	(12)	14,511	16,103	(10)
Average sales volumes (Bopd)	7,205	15,139	(52)	11,977	16,161	(26)
Average sales price ($ per Bbl)	32.38	66.41	(51)	42.93	87.00	(51)
Operating expense ($ per Bbl)	10.05	14.09	(29)	12.05	12.96	(7)

OPERATIONS UPDATE
ARAB REPUBLIC OF EGYPT
EASTERN DESERT
West Gharib, Arab Republic of Egypt (100% working interest, operated)
Production
Production from West Gharib averaged 8,277 Bopd to TransGlobe during the fourth quarter, a 3% (243 Bopd) decrease from the previous quarter primarily due to natural declines and well servicing.
Production averaged 7,802 Bopd during January and 7,839 Bopd during February. Production declines during December 2015 and 2016 to date are partially attributed to the reduced investment for workovers and planned development projects, in response to very low oil prices. The Company is preparing a production recovery plan to restore shut-in or curtailed production to be implemented when oil prices improve.
Sales
TransGlobe did not sell West Gharib entitlement oil during the fourth quarter. All fourth quarter entitlement production was held as crude oil inventory at year-end 2015. The Government's share of fourth quarter production was delivered to EGPC and booked as royalties and taxes during the quarter.
As at December 31, 2015, the Company held 519,317 barrels of West Gharib entitlement oil as inventory.

Quarterly West Gharib Production (Bopd)
	2015
	Q-4	Q-3	Q-2	Q-1
Gross production rate	8,277	8,520	9,031	9,258
TransGlobe working interest	8,277	8,520	9,031	9,258
TransGlobe inventory held (lifted)	4,164	(1,278)	2,789	—
Total sales	4,113	9,798	6,242	9,258
Government share (royalties and tax)	4,113	4,237	4,496	4,611
TransGlobe sales (after royalties and tax) [1]	—	5,561	1,746	4,647
1. Under the terms of the West Gharib Production Sharing Concession, royalties and taxes are paid out of the Government's share of production sharing oil.

West Bakr, Arab Republic of Egypt (100% working interest, operated)
Production
Production from West Bakr averaged 5,077 Bopd to TransGlobe during the fourth quarter, a 12% (683 Bopd) decrease from the previous quarter.
Production averaged 4,672 Bopd during January and 4,406 Bopd during February. Production declines during Q4-2015 and 2016 to date are attributed to natural declines and reduced investment for workovers and planned development projects, in response to very low oil prices. In addition to preparing a production recovery plan to restore shut-in or curtailed production (as and when oil prices improve), the Company is preparing to drill a South K field development well commencing in late March. Following the South K field well, the drilling rig is scheduled to move to North West Gharib to begin drilling the 2016 exploration drilling program.
Sales
TransGlobe did not sell West Bakr entitlement oil during the fourth quarter. All fourth quarter entitlement production was held as crude oil inventory at year-end 2015. The Government's share of fourth quarter production was delivered to EGPC and booked as royalties and taxes during the quarter.
As at December 31, 2015, the Company held 403,789 barrels of West Bakr entitlement oil as inventory.

Quarterly West Bakr Production (Bopd)
	2015
	Q-4	Q-3	Q-2	Q-1
Gross production rate	5,077	5,760	5,592	4,931
TransGlobe working interest	5,077	5,760	5,592	4,931
TransGlobe inventory held (lifted)	2,056	2,333	(1,975)	1,997
Total sales	3,021	3,427	7,567	2,934
Government share (royalties and tax)	3,021	3,427	3,327	2,934
TransGlobe sales (after royalties and tax) [1]	—	—	4,240	—
1. Under the terms of the West Bakr Production Sharing Concession, royalties and taxes are paid out of the Government's share of production sharing oil.

North West Gharib, South West Gharib and South East Gharib, Arab Republic of Egypt (100% working interest, operated)
Operations and Exploration
Interpretation of the Eastern Desert (North West, South West and South East Gharib concessions, “NWG”, “SWG” & “SEG”) newly acquired 1,000 square kilometers of 3-D seismic data was substantially completed during the third quarter of 2015. The Company has approved a 2016 drilling program to drill and evaluate up to 22 prospects in the Eastern Desert that will satisfy the entire remaining commitments for Phase 1 exploration in these blocks. The prospects range in size from 2 million to 16 million barrels of recoverable resource (internally estimated P-mean, un-risked) with an individual estimated chance of success ranging from 11% to 42%. Exploration drilling is scheduled to commence in the second quarter of 2016. The 2016 exploration drilling program is targeting a total risked undiscovered resource potential of between 8 and 26 million barrels (on a P-50 and P-mean basis, respectively). As the 2016 exploration program is completed, new discoveries, including the three discoveries made in 2014, will be brought forward as development lease applications for production commencing in 2016-2017. The pace of development will be dependent on future oil prices and associated government approvals.
WESTERN DESERT
East Ghazalat Block, Arab Republic of Egypt (50% working interest, non-operated)
During the fourth quarter the Company sold TransGlobe GOS Inc. (a wholly owned subsidiary) in a transaction that closed on October 13, 2015. TransGlobe GOS Inc. held the Company’s 50% working interest in the East Ghazalat concession.
Production
Production from East Ghazalat averaged 71 Bopd to TransGlobe during the fourth quarter, which represents the Company’s share of production until closing of the sale on October 13, 2015.

Quarterly East Ghazalat Production (Bopd)
	2015
	Q-4	Q-3	Q-2	Q-1
Gross production rate	142	803	884	1,028
TransGlobe working interest	71	402	442	514
Total sales	71	402	442	514
Government share (royalties and tax)	43	244	265	308
TransGlobe sales (after royalties and tax) [1]	28	158	177	206
1. Under the terms of the East Ghazalat Production Sharing Concession, royalties and taxes are paid out of the Government's share of production sharing oil.

South Alamein, Arab Republic of Egypt (100% working interest, operated)
Operations and Exploration
The South Alamein concession remains suspended until such time as military access is approved, at which time the Company will have approximately 20 months to complete additional exploration and appraisal in the final exploration phase. All other provisions of the South Alamein concession agreement remain in place. The South Alamein concession lands include the Boraq discovery and several exploration prospects of interest. The Company is working closely with the Ministry of Petroleum to find solutions to this impasse.
South Ghazalat, Arab Republic of Egypt (100% working interest, operated)
Operations and Exploration
The Company completed the acquisition of 408 square kilometers of 3-D seismic on the South Ghazalat concession during the second quarter. This seismic data was processed during the third and fourth quarters and mapping/interpretation has commenced. The Company is targeting to have a drill ready prospect inventory prepared for South Ghazalat during 2016, which could be drilled in 2017. The Company has met its financial commitment for the first exploration phase at South Ghazalat.
North West Sitra, Arab Republic of Egypt (100% working interest, operated)
The NW Sitra concession is located in the Western Desert immediately to the west of the Company’s South Ghazalat concession in the prolific Abu Gharadig basin. The Company began work on the NW Sitra 3-D seismic acquisition program and the tender process in the latter half of 2015. It is expected that the 300+ square kilometer 3-D seismic program will go to tender in 2016, targeting a late 2016/early 2017 acquisition.
REPUBLIC OF YEMEN (Non Operated)
During the fourth quarter of 2015 the Company sold its wholly owned subsidiary (TG West Yemen Inc.), which held the Company’s interests in Block S-1 and Block 75. The sale was effective October 1st, 2015 and closed on October 29th, 2015.
All operations in Block S-1 and Block 75 had been suspended since Q1-2014 due to the escalating political strife in Yemen. The Company could not foresee a timely resolution to these unfortunate circumstances and determined an exit was prudent.
The Company wrote down its Yemen asset values to zero at year-end 2014. The Company no longer owns any interests in Yemen.

SELECTED ANNUAL INFORMATION

($000s, except per share, price and volume amounts)	2015	% Change	2014	% Change	2013

Operations
Average production volumes (Bopd)	14,511	(10)	16,103	(12)	18,284
Inventory (Bbl)	923,106	100	—	(100)	37,326
Average sales volumes (Bopd)	11,977	(26)	16,161	(11)	18,193
Average sales price ($/Bbl)	42.93	(51)	86.99	(9)	95.70
Oil sales	187,665	(63)	513,153	(19)	635,496
Oil sales, net of royalties	92,212	(66)	274,594	(13)	315,316
Cash flow from operating activities	77,526	(47)	146,977	(26)	199,508
Funds flow from operations[1]	(8,902)	(107)	120,489	(13)	139,118
- Basic per share	(0.12)		1.61		1.88
- Diluted per share [2]	(0.12)		1.46		1.70
Net earnings	(105,600)	(1,020)	11,482	(80)	58,512
Net earnings (loss) - diluted	(105,600)	6,347	(1,638)	(103)	53,036
- Basic per share	(1.44)		0.15		0.79
- Diluted per share	(1.44)		(0.02)		0.65
Dividends paid	12,865	(31)	18,752	100	—
Dividends paid per share	0.175	(30)	0.25	100	—
Total assets	455,500	(30)	654,058	(3)	675,800
Cash and cash equivalents	126,910	(10)	140,390	15	122,092
Convertible debentures	63,848	(8)	69,093	(21)	87,539
Debt-to-funds flow ratio[3]	(7.2)		0.6		0.6
Reserves
Total Proved (MMBbl)[4]	17.5	(21)	22.1	(30)	31.6
Total Proved plus Probable (MMBbl)[4]	28.7	(14)	33.5	(26)	45.3
 1. Funds flow from operations is a measure that represents cash generated from operating activities before changes in non-cash working capital and may not be comparable to measures used by other companies. See "Non-GAAP Financial Measures".

   2. Funds flow from operations per share (diluted) was not impacted by the convertible debentures for the year ended December 31, 2015, as the convertible debentures were not dilutive for the year. Funds flow from operations per share (diluted) prior to the dilutive impact of the convertible debentures was $1.59 for the year ended December 31, 2014 and $1.84 for the year ended December 31, 2013.

   3. Debt-to-funds flow ratio is a measure that represents total long-term debt (including the current portion) plus convertible debentures over funds flow from operations for the trailing
       12 months, and may not be comparable to measures used by other companies. See "Non-GAAP Financial Measures".

      4. As determined by the Company's independent reserves evaluator, DeGolyer and MacNaughton Canada Limited ("DeGolyer") of Calgary, Alberta, in their reports dated January 15, 2016, January 30, 2015 and January 15, 2014 with effective dates of December 31, 2015, December 31, 2014 and December 31, 2013, respectively. The reports of DeGolyer have been prepared in accordance with the standards contained in the Canadian Oil and Gas Evaluation Handbook prepared jointly by The Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society), as amended from time to time and National Instrument 51-101.

In 2015 compared with 2014, TransGlobe:

•	Maintained a strong financial position, reporting positive working capital of $153.8 million (including cash and cash equivalents of $126.9 million) at December 31, 2015;

•
Experienced a decrease in oil sales primarily as a result of a 51% decrease in realized oil prices along with a 26% reduction in sales volumes compared to 2014. Sales volumes were significantly lower than production volumes in 2015 as the Company accumulated crude oil inventory of 923,106 barrels of entitlement oil;

•
Reported a net loss of $105.6 million, which includes an $85.4 million non-cash impairment loss on the Company's petroleum properties and goodwill, offset by an associated deferred tax recovery of $36.0 million. The majority of the impairment loss was split between the West Gharib concession ($50.9 million), the West Bakr concession ($23.1 million) and the East Ghazalat concession ($3.2 million). In addition, an impairment loss of $8.2 million was recognized on the Company's goodwill balance. The Company also experienced a foreign exchange gain of $11.6 million and a $6.6 million unrealized non-cash loss on the fair value of the convertible debenture;

•
Recorded negative funds flow from operations of $8.9 million, compared with positive funds flow of $120.5 million in 2014. The decrease in funds flow from operations in 2015 is principally due to a significant reduction in realized oil prices and sales volumes. The Company now directly sells all of its entitlement oil production in Egypt, and the timing of cargo liftings has a direct impact to funds flow in any given period. As at the end of 2015, TransGlobe held 519,317 barrels of West Gharib and 403,789 barrels of West Bakr entitlement oil as inventory. Had all entitlement oil produced during the year been sold, at the average price received, during the same period it was produced, funds flow for the year would have been approximately $15.0 million ($0.20/share);

•	Spent $44.9 million on capital programs, which was funded through the use of working capital and cash generated by operating activities;

•	Paid a total of $12.9 million ($0.175/share) in dividends; and

•	Collected a total of $95.0 million from EGPC (2014 - $233.5 million), bringing the 2015 year-end accounts receivable balance to $22.9 million.

OPERATING RESULTS AND NETBACK
Daily Volumes, Working Interest before Royalties (Bopd)
Production Volumes

	2015	2014
Egypt	14,466	15,767
Yemen	45	336
Total Company	14,511	16,103

Sales Volumes (excludes volumes held as inventory)

	2015	2014
Egypt	11,935	15,767
Yemen	42	394
Total Company	11,977	16,161

Netback

Accounting netback
	2015		2014
(000s, except per Bbl amounts)[1]	$	$/Bbl	$	$/Bbl
Egypt	13,843	3.18	136,453	23.71
Yemen	(4,367)	(284.86)	(1,366)	(9.50)
Consolidated	9,476	2.18	135,087	22.90
[1] The Company achieved the netbacks above on sold barrels of oil for the year ended December 31, 2015 and December 31, 2014 (these figures do not include TransGlobe entitlement barrels held as inventory at December 31, 2015).

Notional netback
	2015		2014
(000s, except per Bbl amounts)[1]	$	$/Bbl	$	$/Bbl
Egypt	37,738	7.15	136,453	23.71
Yemen	(4,367)	(284.86)	(1,366)	(9.50)
Consolidated	33,371	6.31	135,087	22.90
1  It is estimated that the Company would have achieved the netbacks noted above if the Company’s sales volumes had been equivalent to production volumes, and if all sales had taken place at the average realized selling price for the period.

Egypt - accounting netback
	2015		2014
(000s, except per Bbl amounts)[1]	$	$/Bbl	$	$/Bbl
Oil sales	187,055	42.94	498,556	86.63
Royalties	95,330	21.88	235,154	40.86
Current taxes	25,284	5.80	61,972	10.77
Production and operating expenses	48,041	11.03	64,977	11.29
Selling costs	4,557	1.05	—	—
Netback	13,843	3.18	136,453	23.71

Egypt - notional netback
	2015		2014
(000s, except per Bbl amounts)[1]	$	$/Bbl	$	$/Bbl
Oil sales	221,394	41.93	498,556	86.63
Royalties	95,330	18.05	235,154	40.86
Current taxes	25,284	4.79	61,972	10.77
Production and operating expenses	57,162	10.83	64,977	11.29
Selling costs	5,880	1.11	—	—
Netback	37,738	7.15	136,453	23.71
1 It is estimated that the Company would have achieved the netbacks noted above if the Company’s sales volumes had been equivalent to production volumes, and if all sales had taken place at the average realized selling price for the period.

The netback per Bbl in Egypt decreased 87% in 2015 compared with 2014. The decreased netbacks were principally the result of a 50% reduction in realized oil prices in 2015 compared to 2014, along with the build up of entitlement crude oil inventory in 2015.
Production and operating expenses decreased by $16.9 million in 2015 compared with 2014. This is principally the result of reduced activity levels combined with the Company's efforts to achieve cost efficiencies in a lower oil price environment. These cost savings have translated to a reduction of 2% on a per Bbl basis despite a 24% decrease in sales volumes in the current year. Also contributing to the reduction in netback per Bbl were selling costs (mainly transportation and marketing fees) incurred on the direct sale of the Company's crude oil. TransGlobe completed three direct sales of crude oil to third party buyers during the year-ended December 31, 2015. The Q1-2015 lifting was sold CIF (cost, insurance and freight) destination, resulting in significantly higher selling costs in the first quarter, whereas the Q2-2015 and Q3-2015 liftings were sold FOB shipping point.
As at December 31, 2015, the Company held 923,106 barrels of crude oil as product inventory. If TransGlobe had sold all entitlement crude produced at average realized pricing for the period in which it was produced, the total netback for Egypt would have been approximately $37.7 million ($7.15 per Bbl) as at December 31, 2015.
Royalties and taxes as a percentage of revenue were 64% in 2015 compared with 60% for 2014. If all crude oil had been sold in the period in which it was produced in 2015, royalties and taxes as a percentage of revenue would have been 54% for the year-ended December 31, 2015. When oil prices fall it takes more barrels to recover costs, thereby reducing (or eliminating) excess cost oil barrels, the majority of which are allocated to the government. Unrecovered costs during the period are carried forward to future quarters for recovery, should prices/revenue increase.
The average selling price for the year-ended December 31, 2015 was $42.94/Bbl, which was $9.42/Bbl lower than the average Dated Brent oil price of $52.36/Bbl for the year (December 31, 2014 - $99.03/Bbl). The difference is due to a gravity/quality adjustment and is also impacted by the timing of direct sales.
Yemen
In January 2015, the Company provided notice of its relinquishment of its interests in Block 32 and Block 72 in Yemen due to project economics and security issues. The relinquishment of Blocks 32 and 72 were effective March 31, 2015 and February 28, 2015, respectively.
Although TransGlobe’s Yemen properties contributed minimal sales volumes during the twelve months of the year, the Company continued to incur the majority of the operating costs associated with the blocks. These factors resulted in a negative netback per Bbl of $284.86 in Yemen for the year ended December 31, 2015. There were no sales in Yemen for the three months ended December 31, 2015.
On October 29, 2015 the Company disposed of its last remaining interests (25% interest in Blocks S-1 and 75) in Yemen.

IMPAIRMENT OF PETROLEUM PROPERTIES AND GOODWILL

The Company recorded an impairment loss of $85.4 million in aggregate on its producing properties and goodwill in 2015. The impairment loss recorded on the Company's petroleum properties amounted to $77.2 million, which was split between the West Gharib concession ($50.9 million), the West Bakr concession ($23.1 million) and the East Ghazalat concession ($3.2 million). At West Gharib and West Bakr, the impairment losses were recorded to reduce the carrying value of the assets to their recoverable amounts, which were estimated as the net present value of proved plus probable reserves, discounted at 15%. The recoverable amounts of the assets declined from prior year due to the continued decline in oil prices throughout 2015. The East Ghazalat concession was sold in October 2015, and an impairment loss was booked in Q3-2015 to reduce the carrying amount of the assets to the value being paid for the assets in the disposal transaction. An impairment loss of $8.2 million was recognized on the Company's goodwill balance in 2015. The entire goodwill balance was related to the West Gharib acquisition. This impairment loss reduces the carrying value of goodwill to zero. The after-tax cash flows used to determine the recoverable amount of the cash-generating unit to which goodwill was assigned were discounted using an estimated weighted average cost of capital of 15%.

The Company completed an impairment evaluation on all exploration and evaluation ("E&E") assets as at December 31, 2015. E&E assets are tested for impairment when they are reclassified to petroleum properties and also if facts and circumstances suggest that the carrying amount of E&E assets may exceed their recoverable amount. Indications of impairment include:

1.	Expiry or impending expiry of lease with no expectation of renewal;

2.	Lack of budget or plans for substantive expenditures on further E&E;

3.	Discontinuance of E&E activities due to a lack of commercially viable discoveries; and

4.	Carrying amount of E&E asset is unlikely to be recovered in full from a successful development project.

The Company considered the applicability of these impairment indicators to its exploration concessions (NW Gharib, SW Gharib, SE Gharib, South Ghazalat, NW Sitra and South Alamein) and determined that it was premature to conclude that impairment indicators were present as at December 31, 2015. The success, or lack thereof, of the Company's 2016/2017 exploration drilling program will provide additional insight into whether the Company's E&E assets should be subject to future impairment write-downs.

In 2014, the Company recorded an impairment loss of $71.4 million in aggregate on its exploration and producing properties. The majority of the impairment loss ($51.5 million) related to the Company's Yemen properties, which were written down to a net book value of zero on the December 31, 2014 Consolidated Balance Sheet. In January 2015, the Company provided notice of relinquishment of its interests in Block 32 and Block 72 in Yemen due to ongoing political and tribal turmoil in the vicinity of these blocks. These assets had an aggregate carrying value of $13.8 million, and were written off in full as at December 31, 2014. The Company's reserves at Block S-1 were classified as contingent resources as at December 31, 2014 due primarily to the lack of production from the block for an extended period of time and management's assessment of the unlikelihood of production resuming in the near future. Because there were no proved plus probable reserves assigned to Block S-1, the net present value of the oil reserves on the block were assigned a nil valuation, and the net book value of the block was written off in full ($31.5 million). Furthermore, the Company wrote off its exploration assets at Block 75 ($6.1 million) since there were no plans for further spending on the exploration block as at December 31, 2014.

In Egypt, the Company recorded an impairment loss of $3.3 million on its West Bakr concession and $16.6 million on its East Ghazalat concession in 2014. On the East Ghazalat concession, $6.4 million of the impairment loss related to the North Dabaa discovery, which was not expected to attribute any future value to TransGlobe based on current pricing and cost structure. The remaining $10.2 million impairment at East Ghazalat and the $3.3 million impairment at West Bakr were recorded to reduce the carrying value of the assets to their recoverable amounts, which were estimated as the net present value of proved plus probable reserves, discounted at 15%. The recoverable amounts of the assets declined from prior year due to reduced quantities of reserves and lower oil prices in late 2014.
MANAGEMENT STRATEGY AND OUTLOOK
The Q1-2016 outlook provides information as to management’s expectation for results of operations for Q1-2016. Readers are cautioned that the Q1-2016 outlook may not be appropriate for other purposes. The Company’s expected results are sensitive to fluctuations in the business environment, including disruptions caused by the ongoing political changes and civil unrest occurring in the jurisdictions that the Company operates in, and may vary accordingly. This outlook contains forward-looking statements that should be read in conjunction with the Company’s disclosure under “Forward-Looking Statements”.
Q1-2016 Outlook
It is expected that Q1-2016 production will average approximately 12,000 Bopd.  Funds flow in any given period will be dependent upon the timing of crude oil tanker liftings and the market price of the crude sold. Because these factors are difficult to accurately predict, the Company has not provided funds flow guidance for 2016. Funds flow and inventory levels are expected to fluctuate significantly from quarter to quarter due to the timing of liftings. The Company has sold one tanker of 544,042 barrels of entitlement crude oil in February 2016 at February Dated Brent less a quality differential of $14.05/bbl.
2016 Capital Budget
The Company's 2016 capital program of $41.0 million has $22.3 million (54%) allocated to exploration and $18.7 million (46%) to development. The $22.3 million exploration program includes $20.9 million for drilling up to 22 wells in the Eastern Desert with an additional $0.4 million for seismic acquisition in the Western Desert and $1.0 million for annual land costs. The $18.7 million 2016 development program includes: $4.5 million for three development wells in West Bakr K south field, $2.5 million for three development projects at NWG (NWG 1, 3 & 5) plus $4.6 million for development/optimization projects and $7.1 million for maintenance projects at West Gharib and West Bakr. It is anticipated that the Company will fund its 2016 capital budget from funds flow from operations and working capital.
The 2016 capital program is summarized in the following table:

	TransGlobe 2016 Capital ($MM)							Gross Well Count
	Development			Exploration			Total	(Wells)
Concession	Wells	Maint	Projects	Wells	Bonus	Seismic		Devel	Explor	Total
West Gharib	—	3.5	2.5	—	—	—	6.0	—	—	—
West Bakr	4.5	3.6	2.1	—	—	—	10.2	3	—	3
NW Gharib	—	—	2.5	11.6	0.2	—	14.3	—	13	13
SW Gharib	—	—	—	6.8	0.2	—	7.0	—	6	6
SE Gharib	—	—	—	2.5	0.2	—	2.7	—	3	3
South Ghazalat	—	—	—	—	0.2	—	0.2	—	—	—
NW Sitra	—	—	—	—	0.2	0.4	0.6	—	—	—
2016 Total	$4.5	$7.1	$7.1	$20.9	$1.0	$0.4	$41.0	3	22	25
Splits (%)	46%			54%			100%	12%	88%	100%
As a result of continuing low oil prices, management continues to seek opportunities to reduce the 2016 budget through outright cost reductions, delays and deferrals. Should low oil prices persist throughout 2016, management currently expects the actual spending in 2016 to be reduced by approximately $10 million as a result of lower spending on drilling development wells, delays on maintenance and projects and the deferral of some exploration spending into 2017. In order to achieve the deferral of exploration spending into 2017 the Company will need to obtain the cooperation and approval of EGPC.
The Company also continues to actively pursue opportunities to grow through strategic acquisitions. The oil price downturn that began in 2014 has created opportunities in the market. TransGlobe is committing significant internal resources to examining these opportunities in 2016.
Suspension of Dividend
On March 8, 2016, the Company's Board of Directors resolved to suspend TransGlobe's current $0.025 per share quarterly cash dividend. By suspending the dividend, the Company will free up approximately $1.8 million of cash each quarter, or $7.2 million annually.  The current low oil price environment and the Company's desire to maintain financial strength and flexibility led management and the Board of Directors to conclude that suspension of the Company's dividend is appropriate at this time.
READER ADVISORIES
Forward-Looking Statements
This news release may include certain statements that may be deemed to be “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements relate to possible future events. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although TransGlobe’s forward-looking statements are based on the beliefs, expectations, opinions and assumptions of the Company’s management on the date the statements are made, such statements are inherently uncertain and provide no guarantee of future performance. In particular, this press release contains forward-looking statements regarding the Company's appraisal, development and evaluation plans and the focus of the Company's exploration and development budget. In addition, information and statements relating to “resources” are deemed to be forward-looking information and statements, as they involve the implied assessment, based on certain estimates and assumptions, that the resources described exist in the quantities predicted or estimated, and that the resources described can be profitably produced in the future. Actual results may differ materially from TransGlobe’s expectations as reflected in such forward-looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include, but are not limited to, unforeseen changes in the rate of production from TransGlobe’s oil and gas properties, changes in price of crude oil and natural gas, adverse technical factors associated with exploration, development, production or transportation of TransGlobe’s crude oil and natural gas reserves, changes or disruptions in the political or fiscal regimes in TransGlobe’s areas of activity, changes in tax, energy or other laws or regulations, changes in significant capital expenditures, delays or disruptions in production due to shortages of skilled manpower, equipment or materials, economic fluctuations, and other factors beyond the Company’s control. With respect to forward-looking statements contained in this press release, assumptions have been made regarding, among other things: the Company’s ability to obtain qualified staff and equipment in a timely and cost-efficient manner; the regulatory framework governing royalties, taxes and environmental matters in the jurisdictions in which the Company conducts and will conduct its business; future capital expenditures to be made by the Company; future sources of funding for the Company’s capital programs; geological and engineering estimates in respect of the Company’s reserves and resources; and the geography of the areas in which the Company is conducting exploration and development activities. TransGlobe does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, other than as required by law, and investors should not attribute undue certainty to, or place undue reliance on, any forward-looking statements. Please consult TransGlobe’s public filings at www.sedar.com and www.sec.gov/edgar.shtml for further, more detailed information concerning these matters, including additional risks related to TransGlobe's business.

For further information, please contact:

Investor Relations
Steve Langmaid
Telephone: (403) 444-4787
Email: investor.relations@trans-globe.com
Web site: www.trans-globe.com